                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 1999


                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F    X          Form 40-F
                           ---------                ---------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                      No     X
                           ---------                ---------

                      (ROYAL CARIBBEAN CRUISES LTD. LOGO)




                              (Photo of ship flag)



(LOGO) Royal Caribbean Cruises Ltd.
       1998 Annual Report

Jay Pritzker -- In Memoriam

--------------------------------------------------------------------------------

         Jay Pritzker served as an advisor and director of Royal Caribbean Cruises Ltd. from 1988 until his death in 1999. Not coincidentally, his tenure with the Company corresponds with a period in our history of unparalleled growth and expansion. Much of that growth is attributable to Jay Pritzker, a man of extraordinary vision and uncommon leadership.

                     Our vision is to empower and enable our

                                    EMPLOYEES

                to deliver the best vacation experience for our

                                     GUESTS

                   thereby generating superior returns for our

                                  SHAREHOLDERS

                       and enhancing the well-being of our

                                  COMMUNITIES.

                             (Photo of anchor on an
                               officer's uniform)

(GRAPH)            (GRAPH)                 (GRAPH)
Revenues          Net Income        Shareholders' Equity
($ millions)     ($ millions)            ($ millions)
highlights

In thousands, except per share amounts           1998              1997              1996
--------------------------------------------------------------------------------------------
Revenues                                      $2,636,291        $1,939,007        $1,357,325
Operating Income                                 488,735           303,555           217,033
Income Before Extraordinary Item                 330,770           182,685           150,866
Net Income                                       330,770           175,127           150,866
Diluted Earnings Per Share:
   Income Before Extraordinary Item           $     1.83        $     1.20        $     1.17
   Net Income                                       1.83              1.15              1.17
Shareholders' Equity                          $2,454,758        $2,018,721        $1,084,934

                           (Photo of Richard D. Fain
                               Chairman and CEO)


Dear Shareholders:

                  1998 was certainly an eventful year. Market conditions and our financial results were terrific. Net income grew approximately 90 percent from a revenue growth of 36 percent. The Celebrity Cruises and Royal Caribbean International brands experienced exceptional growth and acceptance. But the bigger story is the efforts of the many individuals who drove those superlatives.

                  In 1998, we formalized a new vision statement designed to help all our employees share a vision of excellence. This vision statement (see page one) articulates the principles we have tried to follow. It emphasizes the importance of -- and the interplay between -- our four key constituencies: employees, guests, shareholders and communities. Each contributes -- symbiotically -- to our overall success.

                  --------------------------------------------------------------

AGGRESSIVE GROWTH Continuing a trajectory of growth begun in 1995, for the fourth year in a row, we took delivery of a new ship -- Vision of the Seas, the namesake and the capstone of the very successful Vision-class series of vessels built for Royal Caribbean International. We've just put a toe in the water, however.

         We now have close to $4 billion committed to new-ship development, with nine new ships on order. Two of the new ships -- Explorer of the Seas and Adventure of the Seas -- will top off the Eagle-class series for Royal Caribbean International, the first of which, Voyager of the Seas, will set sail this fall. Four of the newbuilds will be Millennium-class vessels built for Celebrity Cruises, and two of the new vessels will be Vantage-class ships for Royal Caribbean International. Together, these ships will expand our capacity by 64 percent by the end of 2002.

         These works in progress are already shaping up to be the most technologically advanced, environmentally responsible, amenity-laden vessels ever to ply the oceans. Our Millennium and Vantage vessels, for example, will be powered by gas turbine engines, similar to those used on modern aircraft, which will reduce exhaust emissions by 80 to 90 percent, while providing a quieter and vibration-free environment for our guests. These vessels also will have more outside cabins and more private balconies than any ship afloat.

         The big news -- literally -- is the 142,000 ton Voyager of the Seas. We have watched it take form, with a fair degree of parental pride, block by block, and now, interior by interior. For those of us counting, Voyager will debut in 230 days. The ship will premiere some of the most extraordinary features found at sea: a Royal Promenade of shops, restaurants and entertainment spots; staterooms overlooking the promenade, as well as the ocean; a five-story Broadway-style theater; a television studio that doubles as an ice rink; a wedding chapel; a 7,400-gallon aquarium; and a rock-climbing wall. Well, why not?

         Voyager will join a fleet of 16 -- 11 bearing the Royal Caribbean International and five displaying the Celebrity Cruises. Our combined fleet carried more than 1.8 million guests in 1998 -- almost as many guests as we carried in our first 20 years of operation -- and achieved occupancy levels averaging 105 percent. Not only did we continue to draw first-time cruisers, we continued to attract our past guests with new offerings such as Royal Journeys voyages and new equipment.

                  FINANCING GROWTH We continue to rely heavily on the public capital markets to finance our growth and expansion. During 1998, we expanded our equity base by completing a public offering of 13.8 million shares of common stock, 6.1 million of which were new shares. We also issued two series of unsecured debt securities totaling $300 million. As we take delivery of our nine new ships, we expect our strong cash flow, coupled with public markets, to be our primary funding sources.

"...our company has been a leader in innovating technology."

                  SUPPORTING GROWTH For many years now, our company has been a leader in innovating technology. In 1998, we continued that emphasis, with four areas dominating our focus -- internal communications, sales management, booking capabilities and product enhancement. Starting with the basics, we upgraded shipboard and shoreside computer systems, speeding communications throughout our operation. We developed new software for our sales force, providing them with new analytical tools to better manage their sales territories. And we revamped our Celebrity Web site, which re-emerged with CruiseMatch 2000(SM) and CruiseMatch 2000 On-line(SM) capabilities. Even our ships got CruiseMatch 2000 On-line(SM), with several crew members serving as reservationists, booking close to $5 million in sales of future cruises. That number is expected to climb to $10 million next year.

                  Working with our travel partners, who often give us our best ideas, we also developed a new state-of-the-art desktop publishing system -- CruiseWriter -- enabling agents to produce custom brochures for their clients and more easily close the sale.

                  Other projects, such as streamlined boarding processes, are nearing completion, which will ease guests' passage from the pier to the ship. Other initiatives, such as a greatly expanded European sales and marketing presence, will position us to tap into emerging markets in Europe and Latin America.

                  CHALLENGES 1998 was not without its challenges. In particular, we pled guilty in federal court to charges relating to the improper disposal of oily bilge water and efforts to conceal it in past years. There is and can be no excuse for these violations. They were wrong, and we are truly sorry for these lapses. We are firmly resolved to learn from our mistakes and to operate our environmental program above and beyond compliance -- and

As I look back over 1998, I am ever mindful that the year's successes are due to the efforts of our 20,000 employees, who every day provide exceptional service in ordinary ways.
--------------------------------------------------------------------------

         above and beyond reproach. Two examples are our use of environmentally friendly gas turbines, mentioned above, and our sponsorship of a new technology for treating bilge water. The latter allows us to purify bilge water to a level three times as clean as the law stipulates.

                  In that spirit, we have sought out -- and successfully met -- two additional well-established voluntary standards to ensure environmental protection -- ISO 9002 certification for excellence in quality marine management and ISO 14000 for environmental quality management. We are committed to doing even more in the future.

                  In December, the Monarch of the Seas grounded off St. Maarten and had to evacuate 2,500 guests. Fortunately, there were no injuries, and predictably, there were many heroes: from the officers and crew who conducted a safe and orderly evacuation to the hundreds of shoreside employees who worked nonstop to return guests to their homes.

         IN TRIBUTE The company lost a standard-bearer of the highest caliber this year, when longtime friend and board member, Jay Pritzker, suffered a fatal heart attack. Jay was instrumental in the shaping of this company, and much of our current growth and success can be traced back to his vision and encouragement. He will be sorely missed.

                  As I look back over 1998, I am ever mindful that the year's successes are due to the efforts of our 20,000 employees, who every day provide exceptional service in ordinary ways. They, along with our Board of Directors, are indeed anchored in excellence and are leading us swiftly toward an even more successful future.

         /s/  Richard D. Fain

         Richard D. Fain
         Chairman and CEO

                      (Photo of a Celebrity Cruises ship)

                               -------------------------------------------------

                                    Merging with Celebrity Cruises in July 1997,
                                    Royal Caribbean Cruises Ltd. completed its first full year of combined operations in 1998. The year-end results -- over a 90 percent increase in comparable earnings -- confirm what many are saying: financially, philosophically and operationally, the merger is one of the most successful in modern cruise history.



                                                 (Photo of a Captain)

                                20,000 employees
                              provided exceptional
                              service for guests.


If there was one factor that swung the year from successful to spectacular, it was the extraordinary efforts of the Company's 20,000 employees, who labored every day to provide exceptional service. Not atypical were the cabin steward who found a young guest's broken toy and repaired it for him, or the housekeeper who donated two-weeks' pay to help hurricane victims in Nicaragua and Honduras. Across the fleet, employees enthusiastically embraced our customer-service credo called "Anchored in Excellence." Not surprisingly, guest-satisfaction ratings were the highest in years.


                      (Photo of a shipboard staff member)


           Employees embrace "Anchored in Excellence" service credo.

                    (Photo of a waiter with a birthday cake)

                            (Photo of two children)

                      (Photo of a massage being performed)


                        1.8 million smiles and counting


                                       2


                           Nearly 1.8 million guests
                           sailed on Royal Caribbean
                          International and Celebrity
                                Cruises in 1998.



Royal Caribbean International and Celebrity Cruises dominated America Online's 1998 poll of 11,000 cruisers, with six of their ships capturing AOL's top nine slots. Celebrity Cruises swept the food ratings, and Royal Caribbean International topped the entertainment rankings. The poll results parallel many of the letters and comments received from guests.

                               Revenues increased
                                36.0 percent to
                             $2.6 billion in 1998.


                                       3


Shareholders were rewarded with strong financial results in 1998. Market conditions and brand acceptance led to improved pricing and greater operating margins, which contributed to a record showing. New ships and new construction orders will continue the trajectory of rapid growth begun in 1995.


                        (Photo of a man lifting weights)


                        1998 produced a record showing.

                          (Photo of financial traders)

            (Photo of two employees painting in a community project)

                         Serving neighbors and friends


                       (Photo of a little girl painting)


                                       4

                             Hundreds of employees
                             volunteered their time
                                  and effort.


Employees at Royal Caribbean International and Celebrity Cruises not only served people as guests, but also as friends and neighbors in local communities. Hundreds volunteered countless hours, including 800 who donated more than 3,200 hours -- pulling weeds, planting trees and painting buildings -- through the Company's G.I.V.E. (Get Involved -- Volunteer Everywhere) program. The Company also contributed financial support to marine conservation, children and families, and education.

                        (Photo of a young boy saluting)

                     Youngest fleet of any major cruise line

Royal Caribbean International and Celebrity Cruises have created the most modern fleet operated by any major cruise line. By the end of 1999, with the introduction of Voyager of the Seas, 15 of the Company's ships will have been built in the 1990s. Ten will have been launched since 1995.


                                    (GRAPH)

(Photo of gambling chips and cards)        (Photo of a dancer during a festival)







(Photo of children hanging                    (Photo of a waiter carrying a
     out at the pool)                                swan sculpture)
financial table of contents

             management's discussion and analysis of
             financial condition and results of operations            22

             consolidated statements of operations                    28

             consolidated balance sheets                              29

             consolidated statements of cash flows                    30

             notes to the consolidated financial statements           31

             report of independent certified public accountants       41

             board of directors and executive officers                42

             shareholder information                                  43
       -----------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

GENERAL
SUMMARY
Royal Caribbean Cruises Ltd. (the "Company") reported improved revenues, operating income, net income and earnings per share for the year ended December 31, 1998 as shown in the table below. The improvements were driven primarily by capacity increases resulting from the acquisition of Celebrity Cruise Lines Inc. ("Celebrity") in July 1997 and additions to the Royal Caribbean International brand as well as improved revenue per available lower berth ("Yield"). Net income for 1998 included a $9.0 million charge related to a plea agreement with the U.S. Department of Justice in the second quarter and a reduction in earnings of approximately $9.0 million related to the grounding of Monarch of the Seas in the fourth quarter. Also included in net income for 1998 is a $31.0 million gain on the sale of Song of America and a $32.0 million write-down of Viking Serenade to reflect its estimated fair value. Net income for 1997 included an extraordinary loss of $7.6 million resulting from the early extinguishment of debt as well as a gain of $4.0 million from the sale of Sun Viking. Accordingly, on a comparable basis, before these items, earnings increased to $349.8 million or $1.93 per share in 1998, from $178.7 million or $1.17 per share in 1997.

(in thousands, except
per share amounts)                    1998            1997            1996
--------------------------------------------------------------------------------
Revenues                        $2,636,291      $1,939,007      $1,357,325
Operating Income                   488,735         303,555         217,033
Net Income                         330,770         175,127         150,866
Basic Earnings Per Share        $     1.90      $     1.17      $     1.19
Diluted Earnings Per Share      $     1.83      $     1.15      $     1.17
                                ------------------------------------------------

SELECTED STATISTICAL INFORMATION

                                 1998            1997            1996
--------------------------------------------------------------------------------
Passengers Carried          1,841,152       1,465,450         973,602
Passenger Cruise Days      11,607,906       8,759,651       6,055,068
Occupancy Percentage            105.2%          104.2%          101.3%
                           -----------------------------------------------------

FLEET EXPANSION
The Company's fleet expansion continued in 1998 with the delivery of the last of the six Vision-class vessels in the Royal Caribbean International fleet, Vision of the Seas, in April 1998. With the delivery of these six ships and the acquisition of Celebrity in 1997, the Company's capacity has increased approximately 119.3% from 14,228 berths at December 31, 1994 to 31,200 at December 31,1998.

The Company has nine ships on order. The planned passenger capacity and expected delivery dates of the ships on order are as follows:

                                              Expected
                                              Delivery               Passenger
Vessel                                           Dates               Capacity(1)
--------------------------------------------------------------------------------
ROYAL CARIBBEAN INTERNATIONAL
  Eagle-class
     Voyager of the Seas              4th Quarter 1999                    3,100
     Explorer of the Seas             3rd Quarter 2000                    3,100
     Adventure of the Seas            2nd Quarter 2002                    3,100
  Vantage-class
     Radiance of the Seas             1st Quarter 2001                    2,100
     Brilliance of the Seas           2nd Quarter 2002                    2,100
CELEBRITY CRUISES
  Millennium-class
     Unnamed                          2nd Quarter 2000                    2,000
     Unnamed                          1st Quarter 2001                    2,000
     Unnamed                          3rd Quarter 2001                    2,000
     Unnamed                          2nd Quarter 2002                    2,000
                                      -----------------------------------------

(1) Based on double occupancy per cabin.

The Eagle-class vessels will be the largest passenger cruise ships built to date. The Vantage-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

Between 1998 and 2002, the Company's year-end berth capacity is expected to increase 64.4% from 31,200 to 51,300 berths.

In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million. The Company will continue to operate Song of America under a charter agreement until March 1999.

RESULTS OF OPERATIONS
The following table presents operating data as a percentage of revenues:

                                          1998          1997          1996
--------------------------------------------------------------------------------
Revenues                                 100.0%        100.0%        100.0%
Expenses:
  Operating                               60.5          62.9          63.0
  Marketing, selling
     and administrative                   13.6          14.0          14.3
  Depreciation and amortization            7.4           7.4           6.7
                                         ---------------------------------------
Operating Income                          18.5          15.7          16.0
Other Income (Expense)                    (6.0)         (6.3)         (4.9)
                                         ---------------------------------------
Income Before Extraordinary Item          12.5%          9.4%         11.1%
                                         =======================================

YEAR ENDED DECEMBER 31, 1998 COMPARED
TO YEAR ENDED DECEMBER 31, 1997
REVENUES

Revenues increased 36.0% to $2.6 billion compared to $1.9 billion in 1997. The increase in revenues was primarily due to a 31.2% increase in capacity and a 3.6% increase in Yield. The acquisition of Celebrity (which occurred in July
1997) accounted for approximately two-thirds of the capacity increase, while additions to the Royal Caribbean International fleet accounted for the balance of the increase. The increase in Yield was due to an increase in occupancy levels to 105.2% as compared to 104.2% in 1997 as well as an increase in cruise ticket per diems, partially offset by a reduction in shipboard revenue per diems. The reduction in shipboard revenue per diems is due to the inclusion of Celebrity's results for the full year 1998 as compared to six months in 1997. Celebrity derives a higher percentage of its shipboard revenue from concessionaires than does Royal Caribbean International, resulting in a dilutive effect on the per diem. Concessionaires pay a net commission to the Company which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis.

EXPENSES
Operating expenses increased 30.7% in 1998 to $1.6 billion as compared to $1.2 billion in 1997. The increase in operating expenses was primarily due to the increase in capacity. Included in operating expenses is a $9.0 million charge related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased 2.4% in 1998 primarily due to improved ticket pricing as well as the inclusion of Celebrity results for the full year of 1998 versus six months of 1997. Celebrity's operating expenses as a percentage of revenues were lower than Royal Caribbean International's due to lower shipboard cost of sales as a result of the higher use of concessionaires onboard Celebrity vessels as discussed above.

Marketing, selling and administrative expenses increased 31.9% in 1998 to $359.2 million from $272.4 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as higher advertising and staffing costs. As a percentage of revenues, marketing, selling and administrative expenses decreased to 13.6% in 1998 as a result of economies of scale.

Depreciation and amortization increased to $194.6 million in 1998 from $143.8 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  (continued)


OTHER INCOME (EXPENSE)

Interest expense, net of capitalized interest, increased to $167.9 million in 1998 as compared to $128.5 million in 1997. The increase is due to the increase in the average debt level as a result of the Company's fleet expansion program as well as the acquisition of Celebrity in July 1997.

Included in Other income (expense) in 1998 is a $31.0 million gain from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its current estimated fair market value. The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

On December 15, 1998, Monarch of the Seas experienced significant damage to the ship's hull and equipment, resulting in the ship being out of service until mid-March 1999. The incident resulted in a net reduction in earnings of approximately $9.0 million or $0.05 per share in the fourth quarter of 1998. This reduction is comprised of lost revenue, net of related variable expenses, of $5.2 million, and costs associated with repairs to the ship, passenger transportation and lodging, commissions and various other costs, net of estimated insurance recoveries, of $3.8 million. The costs of $3.8 million were included in Other income (expense) for the quarter and year ended December 31, 1998.

Included in Other income (expense) in 1997 is a $4.0 million gain from the sale of Sun Viking.

EXTRAORDINARY ITEM
Included in 1997 is an extraordinary charge of $7.6 million or $0.05 per share related to the early extinguishment of debt.

YEAR ENDED DECEMBER 31, 1997 COMPARED
TO YEAR ENDED DECEMBER 31, 1996

REVENUES
Revenues increased 42.9% in 1997 to $1.9 billion compared to $1.4 billion in 1996 as a result of a 40.7% increase in capacity as well as an increase in Yield. The acquisition of Celebrity contributed 22.1% of the capacity increase while additions to the Royal Caribbean International fleet accounted for 18.6% of the increase. Yield for the year increased 1.5% over 1996 as a result of an increase in occupancy. Occupancy levels increased to 104.2% in 1997 as compared to 101.3% in 1996.

EXPENSES
Operating expenses increased 42.7% to $1.2 billion in 1997 as compared to $854.5 million in 1996. This increase in operating expenses was primarily due to the 40.7% increase in capacity and higher variable costs associated with the increased occupancy.

Marketing, selling and administrative expenses increased 39.9% in 1997 to $272.4 million versus $194.6 million in 1996. The increase was primarily due to the acquisition of Celebrity, an increase in staffing and additional advertising costs. These expenses decreased as a percentage of revenues in 1997 as a result of the economies of scale achieved with the increase in capacity.

Depreciation and amortization increased to $143.8 million in 1997 from $91.2 million in 1996. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

OTHER INCOME (EXPENSE)
Interest expense, net of capitalized interest, increased to $128.5 million in 1997 from $76.5 million in 1996. The increase was a result of an increase in the average debt level associated with the Company's fleet expansion program and from the acquisition of Celebrity in July 1997.

Other income (expense) in 1997 includes a gain of $4.0 million from the sale of Sun Viking as compared to 1996 which includes a gain of $10.3 million from the sale of Song of Norway.

EXTRAORDINARY ITEM
In May 1997, the Company redeemed the remaining $104.5 million of 11 3/8% Senior Subordinated Notes and incurred an extraordinary charge of $7.6 million or $0.05 per share on the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES
SOURCES AND USES OF CASH
The Company generated substantial cash flows resulting in net cash provided by operating activities of $526.9 million in 1998 as compared to $434.1 million in 1997 and $299.5 million in 1996. The increase was primarily due to higher net income as well as timing differences in cash payments relating to operating assets and liabilities.

In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. The net proceeds to the Company were approximately $296.1 million.

In March 1998, the Company issued 6,100,690 shares of common stock. The net proceeds to the Company were approximately $165.5 million. (See Note 7--Shareholders' Equity.)

During the year ended December 31, 1998, the Company's capital expenditures were approximately $557.0 million as compared to $1.1 billion during 1997 and $722.4 million during 1996. The largest portion of capital expenditures related to the delivery of Vision of the Seas in 1998, delivery of Rhapsody of the Seas, Enchantment of the Seas and Mercury in 1997, delivery of Splendor of the Seas and Grandeur of the Seas in 1996, as well as progress payments for ships under construction during 1998, 1997 and 1996. Also included in capital expenditures are shoreside capital expenditures and costs for vessel refurbishing to maintain consistent fleet standards.

The Company received proceeds of $94.5 and $100.0 million from the sale of vessels during 1998 and 1997, respectively.

Capitalized interest decreased to $15.0 million in 1998 from $15.8 million in 1997 and $15.9 million in 1996. The decrease during 1998 was due to a reduction in the level of construction-in-progress expenditures associated with the Company's fleet expansion program.

During 1998, the Company paid quarterly cash dividends on its common stock totaling $55.2 million as well as quarterly cash dividends on its preferred stock, totaling $12.5 million. During 1997, the Company paid quarterly cash dividends totaling $40.8 and $9.2 million on its common stock and preferred stock, respectively.

The Company made principal payments totaling approximately $335.1 and $245.4 million under various term loans and capital leases during 1998 and 1997, respectively.

FUTURE COMMITMENTS
The Company currently has nine ships on order for an additional capacity of 21,500 berths. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion, of which the Company deposited $144.6 million during 1998 and $74.3 million during 1997. Additional deposits are due prior to the dates of delivery of $237.4 million in 1999, $88.1 million in 2000 and $25.0 million in 2001. The Company anticipates that overall capital expenditures will be approximately $997, $1,196 and $1,368 million for 1999, 2000 and 2001, respectively.

The Company has $2.5 billion of long-term debt of which $127.9 million is due during the 12-month period ending December 31, 1999. (See Note 6--Long-Term Debt.)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS  (continued)

In addition, the Company continuously considers potential acquisitions, strategic alliances and adjustments to its fleet composition, including the acquisition or disposition of vessels. If any such acquisitions, strategic alliances and adjustments to its fleet composition were to occur, they would be financed through the issuance of additional shares of equity securities, by the incurrence of additional indebtedness or from cash flows from operations.

FUNDING SOURCES
As of December 31, 1998, the Company's liquidity was $1.2 billion consisting of $172.9 million in cash and cash equivalents and $1.0 billion available under its $1.0 billion unsecured revolving credit facility (the "$1 Billion Revolving Credit Facility"). The capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the $1 Billion Revolving Credit Facility, and sales of securities in private or public securities markets. In addition, the agreements related to the ships scheduled for delivery subsequent to 1999 require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

The Company's cash management practice is to utilize excess cash to reduce outstanding balances on the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

OTHER
The Company enters into interest rate swap agreements to manage interest costs as part of its liability risk management program. The differential in interest rates to be paid or received under these agreements is recognized in income as part of interest expense over the life of the contracts. The objective of the program is to modify the Company's exposure to interest rate movements. The Company continuously evaluates its debt portfolio, including its interest rate swap agreements, and makes periodic adjustments to the mix of fixed rate and floating rate debt based on its view of interest rate movements. (See
Note 12--Financial Instruments.)

IMPACT OF YEAR 2000
The "Year 2000 issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions to operations.

STATE OF READINESS
The Company continuously upgrades its computer systems. In 1992, the Company implemented a new computer reservation and passenger services system which was designed to be Year 2000 compliant. Since then, the Company has sought to fix Year 2000 issues as an indirect part of its efforts to upgrade many of its internally developed computer systems. Prior to 1998, the Company did not separately track associated Year 2000 software compliant costs.

In 1997, the Company engaged a third-party consultant to assess the status of the Company relative to the Year 2000 issue. The assessment was completed in early 1998. The Company then formed an internally staffed program management office that is conducting a comprehensive review of computer programs to address the impact of the Year 2000 issue on its operations and otherwise address the Year 2000 issues identified by the third-party consultant (the "Year 2000 Project"). Employees in various departments throughout the Company are assisting the program management office by addressing Year 2000 issues applicable to their departments.

The Company has identified three major categories of Year 2000 risk:

(1) internally developed software systems--these include the Company's reservation, accounting, remote reservation booking and revenue management systems;

(2) third-party supplied software systems and equipment with embedded chip technology--these include the Company's computer hardware equipment, building facilities control systems and shipboard equipment and control systems (e.g., navigation, engine, and bridge control systems, fire alarm and safety systems); and

(3) external vendors and suppliers--these include key suppliers (e.g., suppliers of air travel, hotel accommodations, food and other on-board provisions), travel agents, on-board concessionaires and other third parties whose system failures potentially could have a significant impact on the Company's operations.

The general phases common to all three categories are (1) inventorying Year 2000 items, (2) assessing the Year 2000 compliance of key items, (3) repairing or replacing key internally developed and third-party supplied non-compliant items,
(4) testing and certifying key internally developed and third-party supplied items, and (5) designing and implementing contingency plans as needed.

The Company has substantially completed its inventory of all internally developed and third-party supplied software systems and equipment and has identified external vendors and suppliers whose system failures potentially could have a significant impact on the Company's operations ("Key External Vendors").

The Company has completed its assessment of its internally developed software systems. Through the use of questionnaires and other communications, the Company has contacted substantially all third-party suppliers of critical software and equipment and Key External Vendors to ascertain whether their systems and/or equipment are Year 2000 compliant. The Company has been receiving responses from these third parties and is evaluating them as they are received.

The Company has repaired substantially all internally developed software systems that were determined non-compliant. By mid-1999, the Company plans to complete testing and certification of these systems, at which time it expects that its key internally developed software systems will be Year 2000 compliant.

As the Company identifies non-compliant systems and equipment supplied by third parties or used by Key External Vendors, it will request that they be remediated. If a party's response is unsatisfactory, the Company will implement appropriate contingency plans, including, when possible, the repair or replacement of supplied systems or equipment or the replacement of a vendor.

The Company's objective is to complete all assessment, remediation and certification of third-party supplied software systems and equipment in the third quarter of 1999. Over the next few months, as the Company receives more information on the extent of the Year 2000 compliance by third-party suppliers and Key External Vendors, the nature of any contingency plans that may be needed will evolve.

The Company is currently preparing contingency plans to identify and determine how to handle its most reasonably likely worst-case scenarios. It expects to complete these plans in the third quarter of 1999 in conjunction with completion of its assessment, remediation, testing and certification phases.

The Company has not retained third-party consultants to assist it in the remediation, testing or certification phases, although it may choose to do so in the future.

RISKS
Based on its current assessment efforts, the Company does not believe that Year 2000 issues will have a material adverse effect on the results of its operations, liquidity or financial condition. However, this assessment is dependent on the ability of third party suppliers and others whose system failures potentially could have a significant impact on the Company's operations to be Year 2000 compliant. For instance, the operations of the Company could be impacted by disruptions in airlines, port authorities, travel agents or others in the transportation or sales distribution channels whose systems are not Year 2000 compliant. Although the Company cannot control the conduct of these third parties, the Year 2000 Project is expected to reduce the Company's level of uncertainty and the adverse effect that any such failures may have.

COSTS
The total cost associated with required modifications to become Year 2000 compliant are not expected to be material to the company's financial position.

The Company estimates that it will incur approximately $6.0 million in expense on efforts directly related to fixing the Year 2000 issue, as well as an additional $5.0 million of capital expenditures related to the accelerated replacement of noncompliant systems. The Company has incurred approximately $2.0 million in expense since January 1, 1998, and spent an additional $2.0 million for capital expenditures related to the accelerated replacement of non-compliant systems. Estimated costs do not include costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 compliant or costs to implement any contingency plans.

The information contained in this "Impact of Year 2000" section is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Disclosure Act.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)
Year Ended December 31,                                                1998              1997              1996
-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT

         REVENUES                                               $ 2,636,291       $ 1,939,007       $ 1,357,325
                                                                ---------------------------------------------------
         EXPENSES
              Operating                                           1,593,728         1,219,268           854,478
              Marketing, selling and administrative                 359,214           272,368           194,629
              Depreciation and amortization                         194,614           143,816            91,185
                                                                ---------------------------------------------------
                                                                  2,147,556         1,635,452         1,140,292
                                                                ---------------------------------------------------
         OPERATING INCOME                                           488,735           303,555           217,033
                                                                ---------------------------------------------------
         OTHER INCOME (EXPENSE)
              Interest income                                        15,912             4,666             2,278
              Interest expense, net of capitalized interest        (167,869)         (128,531)          (76,540)
              Other income (expense)                                 (6,008)            2,995             8,095
                                                                ---------------------------------------------------
                                                                   (157,965)         (120,870)          (66,167)
                                                                ---------------------------------------------------
         INCOME BEFORE EXTRAORDINARY ITEM                           330,770           182,685           150,866
         EXTRAORDINARY ITEM                                              --            (7,558)               --
                                                                ---------------------------------------------------
         NET INCOME                                             $   330,770       $   175,127       $   150,866
                                                                ===================================================

EARNINGS PER SHARE

         BASIC EARNINGS PER SHARE
              Income before extraordinary item                  $      1.90       $      1.22       $      1.19
              Extraordinary item                                         --             (0.05)               --
                                                                ---------------------------------------------------
              Net income                                        $      1.90       $      1.17       $      1.19
                                                                ===================================================
         DILUTED EARNINGS PER SHARE
              Income before extraordinary item                  $      1.83       $      1.20       $      1.17
              Extraordinary item                                         --             (0.05)               --
                                                                ---------------------------------------------------
              Net income                                        $      1.83       $      1.15       $      1.17
                                                                ===================================================

      The accompanying notes are an integral part of these financial statements.

                           CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts) As of December 31,                                           1998             1997
--------------------------------------------------------------------------------------------------------------------------
ASSETS

         CURRENT ASSETS
              Cash and cash equivalents                                                     $  172,921       $  110,793
              Trade and other receivables, net                                                  36,532           22,628
              Inventories                                                                       31,834           37,274
              Prepaid expenses                                                                  45,044           40,450
                                                                                            ------------------------------
                  Total current assets                                                         286,331          211,145
         PROPERTY AND EQUIPMENT--at cost less accumulated depreciation and amortization      5,073,008        4,785,291
         GOODWILL--less accumulated amortization of $107,365 and $96,952, respectively         309,801          320,214
         OTHER ASSETS                                                                           16,936           23,098
                                                                                            ------------------------------
                                                                                            $5,686,076       $5,339,748
                                                                                            ==============================
LIABILITIES

         CURRENT LIABILITIES
              Current portion of long-term debt                                             $  127,919       $  141,013
              Accounts payable                                                                 115,833          108,474
              Accrued liabilities                                                              243,477          210,454
              Customer deposits                                                                402,926          429,403
                                                                                            ------------------------------
                  Total current liabilities                                                    890,155          889,344
         LONG-TERM DEBT                                                                      2,341,163        2,431,683
         COMMITMENTS AND CONTINGENCIES (NOTE 13)

SHAREHOLDERS' EQUITY
         PREFERRED STOCK ($.01 par value; 20,000,000 shares authorized;
              cumulative convertible preferred shares issued and outstanding,
              3,450,000 shares stated at liquidation value)                                    172,500          172,500
         COMMON STOCK ($.01 par value; 500,000,000 shares authorized
              168,945,222 and 162,128,974 shares issued)                                         1,690            1,621
         PAID-IN CAPITAL                                                                     1,361,796        1,188,304
         RETAINED EARNINGS                                                                     923,691          660,655
         TREASURY STOCK (354,492 and 314,148 common shares at cost)                             (4,919)          (4,359)
                                                                                            ------------------------------
                  Total shareholders' equity                                                 2,454,758        2,018,721
                                                                                            ------------------------------
                                                                                            $5,686,076       $5,339,748
                                                                                            ==============================

      The accompanying notes are an integral part of these financial statements.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) Year Ended December 31,                                       1998              1997            1996
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

         NET INCOME                                                        $ 330,770       $   175,127       $ 150,866
         ADJUSTMENTS:
              Depreciation and amortization                                  194,614           143,816          91,185
              Gain on sale of assets                                         (31,031)           (4,000)        (10,306)
              Write-down of vessel to fair value                              32,035                --              --
              Extraordinary item                                                  --             2,387              --
         CHANGES IN OPERATING ASSETS AND LIABILITIES:
              (Increase) decrease in trade and other receivables, net        (13,904)              145          (3,364)
              Decrease (increase) in inventories                               5,440            (1,885)         (5,835)
              (Increase) in prepaid expenses                                  (3,600)           (6,206)         (7,065)
              Increase (decrease) in accounts payable                          7,359             2,010          (2,437)
              Increase in accrued liabilities                                 27,722            31,299          22,451
              (Decrease) increase in customer deposits                       (26,477)           89,896          61,408
              Other, net                                                       3,930             1,532           2,611
                                                                           -------------------------------------------
         Net cash provided by operating activities                           526,858           434,121         299,514
                                                                           -------------------------------------------
INVESTING ACTIVITIES

         Purchase of property and equipment                                  (556,953)       (1,106,214)       (722,389)
         Proceeds from sale of assets                                          94,500            99,966          40,000
         Acquisition of Celebrity Cruise Lines Inc., net of cash,
              cash equivalents and short-term investments acquired                --          (152,423)             --
         Other, net                                                              247           (11,802)         (6,039)
                                                                           -------------------------------------------
         Net cash used in investing activities                              (462,206)       (1,170,473)       (688,428)
                                                                           -------------------------------------------
FINANCING ACTIVITIES

         Proceeds from issuance of long-term debt                            296,141           695,189         452,668
         Repayment of long-term debt                                        (395,144)         (367,353)        (22,025)
         Dividends                                                           (67,734)          (49,984)        (34,384)
         Proceeds from issuance of common stock                              165,532           364,631              --
         Proceeds from issuance of preferred stock                                --           167,030              --
         Other, net                                                           (1,319)           (2,787)          1,818
                                                                           -------------------------------------------
         Net cash (used in) provided by financing activities                  (2,524)          806,726         398,077
                                                                           -------------------------------------------
         NET INCREASE IN CASH AND CASH EQUIVALENTS                            62,128            70,374           9,163
         CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        110,793            40,419          31,256
                                                                           -------------------------------------------
         CASH AND CASH EQUIVALENTS, END OF YEAR                            $ 172,921       $   110,793       $  40,419
                                                                           ===========================================
SUPPLEMENTAL DISCLOSURE

         Interest paid, net of amount capitalized                          $ 170,278       $   127,457       $  65,110
                                                                           ===========================================
         Capital stock issued for acquisition                              $      --       $   270,000       $      --
                                                                           ===========================================

      The accompanying notes are an integral part of these financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL
DESCRIPTION OF BUSINESS
Royal Caribbean Cruises Ltd., a Liberian corporation, and its subsidiaries (the "Company"), is a global cruise company. In July 1997, the Company acquired 100% of the outstanding stock of Celebrity Cruise Lines Inc. ("Celebrity"). (See Note 4-Acquisition.) The Company operates two cruise brands, Royal Caribbean International, which operates 12 cruise ships (one of which has been sold and will operate under a charter agreement until March 1999), and Celebrity Cruises, which operates five cruise ships. The Company's ships call on destinations in Alaska, the Bahamas, Bermuda, the Caribbean, Canada, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia.

BASIS FOR PREPARATION OF
CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars. Management estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CRUISE REVENUES AND EXPENSES
Deposits received on sales of passenger cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses for pro rata voyages are estimated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

INVENTORIES
Inventories consist of provisions, supplies, fuel and gift shop merchandise carried at the lower of cost (weighted-average) or market.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Significant vessel refurbishing costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. The Company capitalizes interest as part of the cost of construction. The Company reviews long-lived assets, identifiable intangibles and goodwill and reserves for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, the carrying amount of the assets will not be fully recoverable.

Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 5--Property and Equipment.)

GOODWILL
Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

ADVERTISING COSTS
Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid supplies and charged to operations as consumed. Advertising expense consists of media advertising as well as brochure, production and direct mail costs. Media advertising was $76.7, $62.5 and $46.6 million, and brochure, production and direct mail costs were $63.2, $33.7 and $29.2 million for the years 1998, 1997 and 1996, respectively.

DRYDOCKING
Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued liabilities.

FINANCIAL INSTRUMENTS
The Company enters into various forward, option and swap contracts to limit its exposure to fluctuations in foreign currency exchange rates and oil prices, to modify its exposure to interest rate movements and to manage its interest costs. The differential in interest rates and oil prices to be paid or received under these agreements is recognized in income over the life of the contracts as part of interest expense and fuel expense, respectively. Foreign exchange forward and/or option contracts are revalued as of the balance sheet date based on forward and/or option contracts with comparable characteristics, and resulting gains and losses are recognized in income currently.

FOREIGN CURRENCY TRANSACTIONS
The majority of the Company's transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

STOCK-BASED COMPENSATION
The Company accounts for stock-based compensation using the intrinsic value method and discloses certain fair market value information with respect to its stock option activity in the notes to the financial statements.

SEGMENT REPORTING
The Company adopted Statement of Financial Accounting Standards
No. 131--Disclosures About Segments of an Enterprise and Related Information for the year ended December 31,1998. Although the Company operates two brands, Royal Caribbean International and Celebrity Cruises, the brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

Information about geographic areas is shown in the table below. Revenues are attributed to geographic areas based on the source of the customer.

                                    1998        1997        1996
-------------------------------------------------------------------
Revenues:
United States                        84%         85%        85%
All Other Countries                  16%         15%        15%
                                     ------------------------------

NOTE 3. STOCK SPLIT
On June 23,1998, the Company authorized a two-for-one split of its common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4. ACQUISITION
In July 1997, the Company acquired all of the outstanding stock of Celebrity, a provider of cruises to the North American market. The purchase price was $515.0 million, payable in cash of $245.0 million and 14,896,552 shares of the Company's common stock. This acquisition has been accounted for under the purchase method, and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1996.

(in thousands, except per share amounts)            1997               1996
---------------------------------------------------------------------------
Revenue                                       $2,196,571         $1,769,216
Income before extraordinary item              $  174,406          $ 136,498
Net income                                    $  166,848          $ 136,498
Earnings per share
  Income before extraordinary item
     Basic                                    $     1.10          $    0.96
     Diluted                                  $     1.10          $    0.95
  Net income
     Basic                                    $     1.05          $    0.96
     Diluted                                  $     1.05          $    0.95
                                              -----------------------------

The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results which would actually have been achieved if this acquisition had been effected on the date indicated or of those results which may be obtained in the future.

NOTE 5. PROPERTY AND EQUIPMENT
Property and equipment consists of the following (in thousands):

                                          1998              1997
----------------------------------------------------------------
Land                               $     5,320       $     5,320
Vessels                              4,457,070         4,201,443
Vessels under capital lease            763,350           760,941
Vessels under construction             285,243           160,771
Other                                  170,290           139,281
                                   -----------------------------
                                     5,681,273         5,267,756
Less--accumulated depreciation
  and amortization                    (608,265)         (482,465)
                                   -----------------------------
                                   $ 5,073,008       $ 4,785,291
                                   =============================

Vessels under construction includes progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. The Company capitalized interest costs of $15.0, $15.8 and $15.9 million for the years 1998, 1997 and 1996, respectively. Accumulated amortization related to vessels under capital lease was $67.9 and $45.8 million at December 31, 1998 and 1997, respectively.

In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income (expense). In the second quarter of 1998, the Company incurred a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its current estimated fair market value which is included in Other income (expense). The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

In October 1997, the Company sold Sun Viking for $30.0 million and recognized a gain on the sale of $4.0 million. In September 1997, the Company sold Meridian. The sale price was $62.1 million and there was no gain or loss recognized in the transaction. In October 1996, the Company sold Song of Norway for $40.0 million and recognized a gain on the sale of $10.3 million. The Company has recorded the gains in Other income (expense).

NOTE 6. LONG-TERM DEBT
Long-term debt consists of the following (in thousands):

                                                  1998              1997
----------------------------------------------------------------------------
$1 billion revolving credit facility,
  LIBOR plus 0.30% interest rate
  on balances outstanding,
  0.15% facility fee, due 2003             $        --       $    60,000
Senior Notes and Senior Debentures
  bearing interest at rates ranging
  from 6.75% to 8.25%, due 2002
  through 2008, 2018 and 2027                1,390,006         1,090,443
Unsecured fixed rate loan bearing
  interest at 8.0%, due 2006                   185,277           211,075
Fixed rate loans bearing interest
  at rates ranging from 6.7% to
  8.0%, due through 2005, secured
  by certain Celebrity vessels                 403,560           595,147
Variable rate loans bearing interest
  at 6.5% through Nov. 2001,
  LIBOR plus 0.45% through 2004,
  due through 2004, secured by
  certain Celebrity vessels                     30,978           142,670
Capital lease obligations,
  implicit interest rates ranging
  from 7.0% to 7.2%,
  due through 2011                             459,261           473,361
                                           -----------       -----------
                                             2,469,082         2,572,696
Less--current portion                         (127,919)         (141,013)
                                           -----------       -----------
Long-term portion                          $ 2,341,163       $ 2,431,683
                                           ===========       ===========

Under the Company's $1.0 billion unsecured revolving credit facility (the
"$1 Billion Revolving Credit Facility"), the contractual interest rate on balances outstanding varies with the Company's debt rating. In addition, the $1 Billion Revolving Credit Facility contains a competitive bid provision which may allow the Company to borrow funds at less than the contractual interest rate.

In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds to the Company were approximately $296.1 million.

In May 1997, the Company redeemed the remaining $104.5 million of 11 3/8% Senior Subordinated Notes and incurred an extraordinary charge of approximately $7.6 million, or $0.05 per share on the early extinguishment of debt.

The Senior Notes and Senior Debentures are unsecured and are not redeemable prior to maturity.

The Company entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 and $97.5 million, respectively.

The Company's debt agreements contain covenants that require the Company, among other things, to maintain minimum liquidity amounts, net worth and fixed charge coverage ratios and limit debt to capital ratios. The Company is in compliance with all covenants as of December 31,1998. Following is a schedule of principal repayments on long-term debt (in thousands):

Year
--------------------------------------------------------------
1999                                             $  127,919
2000                                                128,086
2001                                                109,982
2002                                                259,853
2003                                                110,948
Thereafter                                        1,732,294
                                                 ----------
                                                 $2,469,082
                                                 ==========

NOTE 7. SHAREHOLDERS' EQUITY
The following represents an analysis of the changes in shareholders' equity for the years 1998, 1997 and 1996 (in thousands):

                                           Preferred      Common         Paid-in       Retained      Treasury
                                               Stock       Stock         Capital       Earnings         Stock            Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                    $     --      $1,270      $  548,339       $419,030       $(3,551)      $  965,088
Issuance under Employee Related Plans             --           6           3,606             --          (248)           3,364
Common stock dividends                            --          --              --        (34,384)           --          (34,384)
Net Income                                        --          --              --        150,866            --          150,866
                                            -------------------------------------------------------------------------------------
Balance, December 31, 1996                        --       1,276         551,945        535,512        (3,799)       1,084,934
Issuance of Convertible Preferred Stock      172,500          --          (5,470)            --            --          167,030
Acquisition of Celebrity                          --         148         269,852             --            --          270,000
Issuance of Common Stock                          --         187         364,444             --            --          364,631
Issuance under Employee Related Plans             --          10           7,533             --          (560)           6,983
Preferred stock dividends                         --          --              --         (9,201)           --           (9,201)
Common stock dividends                            --          --              --        (40,783)           --          (40,783)
Net Income                                        --          --              --        175,127            --          175,127
                                            -------------------------------------------------------------------------------------
Balance, December 31, 1997                   172,500       1,621       1,188,304        660,655        (4,359)       2,018,721
Issuance of Common Stock                          --          61         165,471             --            --          165,532
Issuance under Employee Related Plans             --           8           8,021             --          (560)           7,469
Preferred stock dividends                         --          --              --        (12,506)           --          (12,506)
Common stock dividends                            --          --              --        (55,228)           --          (55,228)
Net Income                                        --          --              --        330,770            --          330,770
                                            -------------------------------------------------------------------------------------
Balance, December 31, 1998                  $172,500      $1,690      $1,361,796       $923,691       $(4,919)      $2,454,758
                                            =====================================================================================

In March 1998, the Company completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 7,699,310 shares were sold by selling shareholders, and the balance of 6,100,690 shares were sold by the Company. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

In February 1997, the Company issued 3,450,000 shares of $3.625 Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock has a liquidation preference of $50 per share and is convertible by the holder at any time into shares of common stock at a conversion price of $16.20 per share of common stock (equivalent to a conversion rate of 3.0864 shares of common stock for each share of Convertible Preferred Stock). The shares of Convertible Preferred Stock are redeemable, at the option of the Company, subsequent to February 16, 2000 at pre-established redemption prices.

The Company's Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 35,546, 33,276 and 49,560 were issued under the Employee Stock Purchase Plan at an average price of $28.33, $16.48 and $11.50 during 1998, 1997 and 1996, respectively.

Under an executive compensation program approved in 1994, the Company will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. The Company issued 40,344 shares each year under the program during 1998, 1997 and 1996.

The Company has an Employee Stock Option Plan and an Incentive Stock Option Plan which provide for awards to officers, directors and key employees of the Company up to an aggregate 6,703,000 shares and 2,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

Stock option activity and information about stock options are summarized in the following tables.

STOCK OPTION ACTIVITY

                                   Number of          Average
                                     Options            Price
---------------------------------------------------------------
Balance at January 1, 1996         4,243,928          $ 9.74
Granted                            1,706,094          $12.62
Exercised                           (425,778)         $ 6.56
Canceled                            (202,544)         $12.48
                                   ---------
Balance at December 31, 1996       5,321,700          $10.81

Granted                            1,080,000          $19.49
Exercised                           (831,608)         $ 7.87
Canceled                             (95,776)         $13.16
                                   ---------
Balance at December 31, 1997       5,474,316          $12.92

Granted                            2,013,000          $25.07
Exercised                           (652,474)         $ 9.90
Canceled                            (342,452)         $16.74
                                   ---------
Balance at December 31, 1998       6,492,390          $16.78
                                   =========
Available for Future Grants,
  End of the Year                  1,274,360

STOCK OPTIONS OUTSTANDING

As of December 31,1998                           Outstanding                               Exercisable
                                 --------------------------------------------------------------------------------------
                                                     Average        Average                                   Average
Exercise                                           Remaining       Exercise                                  Exercise
Price Range                         Shares              Life          Price          Shares                     Price
-----------------------------------------------------------------------------------------------------------------------
$ 6.28-$12.16                    1,641,816         4.4 years         $ 9.00       1,188,494                    $ 8.08
$13.16-$13.78                    1,814,474         6.6 years         $13.49         983,322                    $13.49
$14.03-$22.31                    1,860,100         8.9 years         $20.45          81,930                    $14.24
$25.59-$32.84                    1,176,000         9.2 years         $26.95              --                        --
                                 ---------                                        ---------
                                 6,492,390         7.2 years         $16.78       2,253,746                    $10.66
                                 =========                                        =========

The Company uses the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $8.2, $4.0 and $2.6 million or $0.05, $0.03 and $0.02 per share in 1998, 1997 and 1996, respectively. The weighted-average fair value of options granted during 1998, 1997 and 1996 was $10.49, $7.80 and $5.42, respectively. Fair market value information for the Company's stock options for 1998, 1997 and 1996 was estimated using the Black-Scholes Model assuming an expected dividend rate of 1.5%, an estimated term of six years, a risk-free rate of return of approximately 5% in 1998 and 6% in 1997 and 1996 and an expected volatility of 35.0% in 1998 and 28.0% in 1997 and 1996.

Effective January 1, 1998, the Company instituted a program to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of the Company's stock at the end of each year of employment over a 10-year period. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense was $3.6 million in 1998 related to this program.

NOTE 8. Earnings Per Share
Below is a reconciliation between basic and diluted earnings per share before extraordinary item for the years ended December 31, 1998, 1997 and 1996 (in thousands, except per share amounts).

                                                   1998                            1997                           1996
                                    -----------------------------------------------------------------------------------------------
                                                                Per                            Per                           Per
For the Years Ended December 31,      Income       Shares     Share      Income    Shares    Share     Income     Shares   Share
-----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item    $330,770                           $182,685                      $150,866
Less: Preferred stock dividend       (12,506)                           (10,765)                           --
                                    --------                          ---------                      --------
Basic earnings per share             318,264      167,577     $1.90     171,920   141,010    $1.22    150,866    127,295   $1.19
                                                              =====                          =====                         =====
Effect of Dilutive Securities
  Stock options                                     2,940                           1,978                          1,132
  Convertible preferred stock         12,506       10,648                10,765     9,186                 --         --
                                    ---------------------              ------------------            -------------------
Diluted earnings per share          $330,770      181,165     $1.83    $182,685   152,174    $1.20   $150,866    128,427   $1.17
                                    ===============================================================================================

Extraordinary loss per share for the year ended 1997 for basic and diluted earnings per share was ($0.05).

NOTE 9. Retirement Plans
The Company maintains a defined contribution pension plan covering all of its full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $6.9, $4.9 and $4.3 million for the years 1998, 1997 and 1996, respectively.

NOTE 10. Operating Leases
The Company is obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 1998, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year
-------------------------------------------------------------
1999                                                $ 5,134
2000                                                  4,444
2001                                                  4,205
2002                                                  4,110
2003                                                  4,023
Thereafter                                           26,017
                                                    -------
                                                    $47,933
                                                    =======

Total rent expense for all operating leases amounted to $6.9, $5.7 and $4.9 million for the years 1998, 1997 and 1996, respectively.

NOTE 11. Income Taxes

The Company and the majority of its subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that they meet certain tests related to country of incorporation and composition of shareholders. The Company believes that it and a majority of its subsidiaries meet these tests. Income tax expense related to the Company's remaining subsidiaries is not significant.

NOTE 12. Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                 1998                          1997
                  --------------------------------------------------------------
                     Carrying            Fair        Carrying            Fair
                       Amount           Value          Amount           Value
--------------------------------------------------------------------------------
Cash and Cash
  Equivalents     $   172,921     $   172,921     $   110,793     $   110,793
Long-Term Debt
  (including
  current
  portion of
  long-term
  debt)            (2,469,082)     (2,564,985)     (2,572,696)     (2,668,447)
Interest Rate
  Swap
  Agreements
  in a net
  receivable
  position              2,370          48,558           1,567          21,372
                  --------------------------------------------------------------

The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 1998 or 1997 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of the Company's financial instruments, none of which are held for trading or speculative purposes:

CASH AND CASH EQUIVALENTS
The carrying amount approximates fair value because of the short maturity of those instruments.

LONG-TERM DEBT
The fair values of the $1 Billion Revolving Credit Facility, the capital leases, the secured fixed and variable rate loans and the unsecured fixed rate loan were estimated based on the market rates available to the Company for similar debt with the same remaining maturities. The fair values of the Senior Notes and Senior Debentures were estimated by obtaining quoted market prices.

INTEREST RATE SWAP AGREEMENTS
The fair value of interest rate swap agreements was estimated based on quoted market prices for similar or identical financial instruments to those held by the Company. The Company's exposure to market risk for changes in interest rates relates to its long-term debt obligations. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. The Company uses interest rate swaps to modify its exposure to interest rate movements and manage its interest expense. As of December 31, 1998, the Company had agreements in effect which exchanged floating interest rates for fixed interest rates in a notional amount of $100.0 million maturing in 1999 and fixed interest rates for floating interest rates in a notional amount of $668.8 million maturing in 2002 through 2008.

The Company has exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently the Company's lending banks. To minimize that risk, the Company limits its exposure to any individual counterparty and selects counterparties with credit risks acceptable to the Company.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Instruments and Hedging Activities ("FAS 133") which requires all derivative instruments to be carried at fair market value on the balance sheet with changes in fair value recognized in income in the period they occur. FAS 133 is effective for fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). The Company has not yet determined the impact that the adoption of FAS 133 will have on its earnings or statement of financial position.

NOTE 13. COMMITMENTS AND CONTINGENCIES
The Company has nine ships on order. Three are Eagle-class vessels designated for the Royal Caribbean International fleet, the first of which, Voyager of the Seas is scheduled for delivery in the fourth quarter of 1999, followed by two sister vessels scheduled for delivery in the third quarter of 2000 and second quarter of 2002. The Company also has two Vantage-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001 and second quarter of 2002 and four Millennium-class vessels designated for the Celebrity Cruises fleet, scheduled for delivery in the second quarter of 2000, first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion, of which the Company deposited $144.6 million during 1998 and $74.3 million during 1997. Additional deposits are due prior to the dates of delivery of $237.4 million in 1999, $88.1 million in 2000 and $25.0 million in 2001.

In June 1998, the Company entered into a plea agreement with the U.S. Department of Justice settling previously filed charges contained in two indictments pending in the U.S. District of Puerto Rico and the Southern District of Florida, respectively. The indictments, which pertained to events that occurred in 1994 and prior years, contained a total of 11 felony counts related to improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard. Under the plea agreement, the Company pled guilty to eight of the 11 counts and agreed to pay $9.0 million. The U.S. government is continuing its investigation of the Company's bilge water and other waste disposal practices through federal grand jury proceedings in Anchorage, Alaska, Los Angeles, California, Miami, Florida and New York, New York. In February 1999, the Company was indicted by the grand jury in Los Angeles on charges that it presented false oil record books for one of its vessels to the U.S. Coast Guard three times during 1994. Each of the three counts in the indictment carries a maximum fine of $500,000, subject to increase under certain circumstances. Although the Company is not able at this time to estimate the timing or impact of the continuing investigations, the Company may be subject to additional charges for violations of U.S. law.

Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity misrepresented to its passengers the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class-action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suit seeks damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its passengers. Celebrity entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity will issue travel vouchers having face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to passengers who are U.S. residents and who sailed on Royal Caribbean International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received preliminary court approval but are subject to final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption on revenues is not reasonably determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

NOTE 14. QUARTERLY DATA (UNAUDITED)

                                         First Quarter            Second Quarter           Third Quarter          Fourth Quarter
(in thousands, except                 ---------------------------------------------------------------------------------------------
per share amounts)                      1998        1997        1998        1997         1998        1997        1998        1997
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                              $659,777    $394,590    $656,456    $403,467     $744,910    $612,542    $575,148    $528,408
Operating Income                       119,461      60,637     121,533      67,397      183,592     116,911      64,149      58,610
Income Before Extraordinary Item        77,537      38,481      79,770      45,918      150,038      75,931      23,425      22,355
Extraordinary Item                          --          --          --      (7,558)          --          --          --          --
                                      ---------------------------------------------------------------------------------------------
Net Income                            $ 77,537    $ 38,481    $ 79,770    $ 38,360     $150,038    $ 75,931    $ 23,425    $ 22,355
                                      =============================================================================================
Basic Earnings Per Share(1):
  Income before extraordinary item    $   0.45    $   0.29    $   0.45    $   0.33     $   0.87    $   0.50    $   0.12    $   0.12
  Extraordinary item                        --          --          --       (0.05)          --          --          --          --
                                      ---------------------------------------------------------------------------------------------
  Net income                          $   0.45    $   0.29    $   0.45    $   0.28     $   0.87    $   0.50    $   0.12    $   0.12
                                      =============================================================================================
Diluted Earnings Per Share(1):
  Income before extraordinary item    $   0.44    $   0.29    $   0.44    $   0.32     $   0.82    $   0.48    $   0.12    $   0.12
  Extraordinary item                        --          --          --       (0.05)          --          --          --          --
                                      ---------------------------------------------------------------------------------------------
  Net Income                          $   0.44    $   0.29    $   0.44    $   0.27     $   0.82    $   0.48    $   0.12    $   0.12
                                      =============================================================================================
Dividends Declared Per Share          $   0.08    $   0.07    $   0.08    $   0.07     $   0.09    $   0.08    $   0.09    $   0.08
                                      =============================================================================================

(1) Earnings per share is computed after giving effect to the two-for-one stock split effective July 31, 1998. Prior year amounts have been restated.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

(PRICEWATERHOUSECOOPERS LOGO)

TO THE SHAREHOLDERS AND DIRECTORS
OF ROYAL CARIBBEAN CRUISES LTD.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP


Miami, Florida
February 5, 1999, except for the second paragraph of
Note 13, which is as of February 24, 1999

                       (Photo of the Board of Directors)


                               BOARD OF DIRECTORS

(from left to right)                                             EXECUTIVE OFFICERS
Richard D. Fain                 John Chandris                    Richard D. Fain                Richard Glasier
Chairman and CEO                Chandris (UK) Limited            Chairman and CEO               Executive Vice President and
                                                                                                Chief Financial Officer
Edwin W. Stephan                Tor Arneberg                     Richard E. Sasso
Royal Caribbean Cruises Ltd.*   Nightingale & Associates, Inc.   President, Celebrity Cruises   Kenneth D. Dubbin
                                                                                                Vice President and Treasurer
Eyal Ofer                       Kaspar K. Kielland               Jack L. Williams
Carlyle Properties, Limited     L.M. Ericsson A/S                President, Royal Caribbean     Michael J. Smith
                                                                 International                  Vice President,
Arne Wilhelmsen                 William K. Reilly                                               General Counsel and Secretary
Anders Wilhelmsen & Co. A/S     Aqua International Partners

Jay A. Pritzker                 Laura Laviada
Pritzker & Pritzker             Editorial Televisa

Dr. Peter Lorange               Bernard W. Aronson
International Institute for     Acon Investments, LLC
Management Development

*Vice Chairman

                            Shareholder Information


CORPORATE OFFICE
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132
Telephone (305)539-6000
Telecommunications Display Device
(305)539-4440
Internet http://www.royalcaribbean.com
         http://www.celebrity-cruises.com

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
700 First Union Financial Center
200 South Biscayne Boulevard
Miami, Florida 33131-2330

COMMON STOCK TRANSFER
AGENT & REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Internet http://www.chasemellon.com

COMMON STOCK
Common stock of Royal Caribbean
Cruises Ltd. trades on the New York
Stock Exchange (NYSE) and the Oslo
Stock Exchange (OSE) under the
symbol "RCL."

The table below sets forth the quarterly high and low prices of the common stock on the New York Stock Exchange:

1998                                          High         Low
--------------------------------------------------------------------
First Quarter                               $35  7/16    $24 3/4
Second Quarter                               40  3/8      32 5/8
Third Quarter                                43 29/32     23 1/8
Fourth Quarter                               37  1/8      17

1997                                          High         Low
--------------------------------------------------------------------
First Quarter                               $16  7/16    $11 5/8
Second Quarter                               19 11/16     14 15/16
Third Quarter                                22 15/16     17 7/32
Fourth Quarter                               26 13/16     20 13/16

ANNUAL MEETING
The annual meeting will be held on Wednesday, May 12, 1999 at 9 a.m. at the Hyatt Regency, Miami, Florida.

AVAILABILITY OF FORM 20-F
A copy of the Company's annual report on Form 20-F will be provided without charge upon written request to the Company.

Design by Critt Graham + Associates, Atlanta: Principal photography by Marc Norberg.(C) Royal Caribbean Cruises Ltd.


This report is printed on recycled paper using linseed-based inks.

                               inside back cover

(LOGO) Royal Caribbean


(LOGO) Celebrity Cruises


     Royal Caribbean Cruises Ltd., 1050 Caribbean Way, Miami, Florida 33132



                                   back cover

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         ROYAL CARIBBEAN CRUISES LTD.
                                         --------------------------------------
                                                      (Registrant)





Date: March 19, 1999                     By /s/ Kenneth D. Dubbin
                                            -----------------------------------
                                            Kenneth D. Dubbin
                                            Vice President and Treasurer